**Macquarie Group of Companies**
**Australia and Worldwide**

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au





10016008

30 June 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE

Dear Sir/Madam

**Macquarie Group Limited <u>(File Number 082-35128)</u> documents for lodgement**

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
<u>Company Secretary</u>


SEC Mail
JUL 2 2010

cag_cosec_syd_prd/68580_1

**Macquarie Group of Companies**
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au



28 June 2010

Company Announcements
ASX Limited


SEC Mail
Received
Processing
JUL 2 2010
Section
Washington DC
103

**Section 259C Exemption Notice - MQG**

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 25 June 2010, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.000%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 25 June 2010, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.013%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

**Macquarie Group Limited**
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

**Telephone** (61 2) 8232 3333
**Facsimile** (61 2) 8232 7[illegible]
**Internet** http://www.macquarie.com.au




MACQUARIE

**24 June 2010**

## ASX/Media Release

Please find attached a presentation to be given in Sydney today at the UBS Australian Financial Services Conference.

Kind regards

Stuart Green
Head of Corporate Communications & Investor Relations
+61 2 8232 8845

Paula Hannaford
Communications Director
+61 2 8232 4102

Karen Khadi
Division Director, Investor Relations
+61 2 8232 3548


MACQUARIE

# Macquarie Group Limited

## UBS Australian Financial Services Conference 2010

Sydney, 24 June 2010

**Greg Ward**, Chief Financial Officer


MACQUARIE

# Disclaimer

## Disclaimer

The material in this presentation has been prepared by Macquarie Group Limited ABN 94 122 169 279 ("Macquarie") and is general background information about Macquarie's activities current as at the date of this presentation. This information is given in summary form and does not purport to be complete. Information in this presentation, including forecast financial information, should not be considered as advice or a recommendation to investors or potential investors in relation to holding, purchasing or selling securities or other financial products or instruments and does not take into account your particular investment objectives, financial situation or needs. Before acting on any information you should consider the appropriateness of the information having regard to these matters, any relevant offer document and in particular, you should seek independent financial advice. All securities and financial product or instrument transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk.

This presentation may contain forward looking statements including statements regarding our intent, belief or current expectations with respect to Macquarie's businesses and operations, market conditions, results of operation and financial condition, capital adequacy, specific provisions and risk management practices. Readers are cautioned not to place undue reliance on these forward looking statements. Macquarie does not undertake any obligation to publicly release the result of any revisions to these forward looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events. While due care has been used in the preparation of forecast information, actual results may vary in a materially positive or negative manner. Forecasts and hypothetical examples are subject to uncertainty and contingencies outside Macquarie's control. Past performance is not a reliable indication of future performance.


MACQUARIE

# Agenda



Unless otherwise specified all information is for the full year ended 31 Mar 10 and movements are on the prior year


MACQUARIE

# 1 About Macquarie

**Macquarie Group Limited**
UBS Australian Financial Services Conference 2010
24 June 2010




MACQUARIE

# About Macquarie

- Global provider of banking, financial, advisory, investment and funds management services
- Main business focus is providing products and services to clients
- Listed on Australian Securities Exchange (ASX: MQG; ADR: MQBKY)
- Regulated by APRA, Australian banking regulator, as non-operating holding company of a licensed Australian bank
- Assets under management $A326b[1]
- Founded in 1969, currently operates in more than 70 office locations in 28 countries and employs over 14,600 people

1. As at 31 Mar 10.


MACQUARIE

# Macquarie model – focus over the medium term

- Client driven business
  - Main business focus is providing products and services to clients
  - Trading businesses focussed on client transactions
  - Minimal proprietary trading
- Alignment of interests with shareholders, investors, staff
  - Alignment through co-investment by Macquarie Group and staff
  - Performance driven remuneration
- Conservative approach to risk management
  - Conservative capital and funding profiles
  - Apply a stress test approach to all risk types, examining the consequences of worst case outcomes and gaining confidence they can be tolerated
  - Determine aggregate risk appetite by assessing risk relative to earnings more than by reference to capital
- Incremental growth and evolution
  - Significant portion of profit comes from businesses that did not exist five years ago but grow from areas of real expertise
  - Business initiatives driven from within the Operating Groups which are closest to markets and clients
- Diversified by business and geography
- An ability to adapt to change


MACQUARIE

# 2 Overview of FY10 Result

**Macquarie Group Limited**
UBS Australian Financial Services Conference 2010
24 June 2010


MACQUARIE

# Result reflects improved market conditions

- Profit of $A1,050m, up 21% on FY09 and 2H10 up 19% on 1H10
- All operating businesses delivered improved results in FY10 compared to FY09
- Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items $A7.0b, down 2% on FY09 after the impact of movements in FX rates, 2H10 relatively flat on 1H10 and up 8% on 2H09
- Operating income $A6.6b up 20% on FY09 and 2H10 up 14% on 1H10
- Increase in the full year effective tax rate to 16.1%, 2H10 22.4%
- As foreshadowed:
  - Fewer writedowns, impairments, equity accounted gains/(losses) and one-off items, however, full year still above historical levels, FY10 $A(388)m, 2H10 $A26m
  - Employment expenses $A3.1b; 43% compensation to income ratio
  - Profit was impacted by the cost of excess liquidity on the balance sheet
- EPS $A3.20 up 3% on FY09, 2H10 up 13% on 1H10
- Return on equity 10.0% up from 9.9% for FY09 and 9.6% for 1H10
- Full year dividend of $A1.86 per share (unfranked), 2H10 dividend $A1.00 up from 1H10 dividend of $A0.86


MACQUARIE

# Result reflects improved market conditions

| | Mar 10 $Am | Mar 09 $Am |
|---|---|---|
| Net operating income | 6,638 | 5,526 |
| Total operating expenses | (5,344) | (4,537) |
| **Operating profit before income tax** | **1,294** | **989** |
| Tax expense | (201) | (15) |
| **Operating profit after income tax** | **1,093** | **974** |
| Profit attributable to minority interests | (43) | (103) |
| **Profit attributable to MQG shareholders** | **1,050** | **871** |


MACQUARIE

# Writedowns, impairments, equity accounted gains/(losses) and one-off items

| | 2H10 $Am | 1H10 $Am | FY09 $Am |
|---|---|---|---|
| Gains from listed fund initiatives[1] (MCG, MLE, MAp, MMG, MIG, A-REITs) | 125 | 414 | - |
| Liability management | | | |
| — MIPS | - | 127 | 197 |
| — Subordinated debt | - | 55 | - |
| Net fair value adjustment on fixed rate issued debt | (3) | (252) | 179 |
| Equity investment impairments | 1 | (471) | (1,079) |
| Equity accounted gains/(losses)[1] | (13) | (135) | 74 |
| Loan and trading asset impairments | (84) | (152) | (822) |
| Mortgages Italy[2] | - | - | (248) |
| **Total writedowns, impairments, equity accounted gains/(losses) and one-off items** | **26** | **(414)** | **(1,699)** |

1. Gains from listed fund initiatives is net of $A62m equity accounted losses on MAp internalisation in 1H10; and net of $A10m equity accounted losses on MIG internalisation and $A10m equity accounted losses on MMG internalisation in 2H10. These amounts are not included within equity accounted gains/(losses). 2. Includes $A31m of operating expenses in FY09


MACQUARIE

# Financial performance


$Am
FY10 operating income of $A6,638m
20% increase on FY09
4,000
2,000
0
2H08
1H09
2H09
1H10
2H10


$Am
FY10 profit of $A1,050m
21% increase on FY09
800
400
0
2H08
1H09
2H09
1H10
2H10


$A
FY10 EPS of $A3.20
3% increase on FY09
3.00
2.00
1.00
0.00
2H08
1H09
2H09
1H10
2H10


$A
FY10 DPS of $A1.86
1% increase on FY09
2.00
1.00
0.00
2H08
1H09
2H09
1H10
2H10


MACQUARIE

# Operating income by region

Operating income $Am[1]
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Australia
Asia
Americas
Europe, Middle East & Africa
2H08
1H09
2H09
1H10
2H10

1. Operating income excludes earnings on capital and other corporate items.


MACQUARIE

# Diversified by region

**International income[1] 52% of total**

Total staff over 14,600[2]; international staff 50% of total

## EUROPE, MIDDLE EAST & AFRICA[3]

Income: $A863m (13% of total)
Staff: 1,473


Dublin
London
Bristol
Paris
Zurich
Geneva
Stockholm
Amsterdam
Frankfurt
Vienna
Luxembourg
Munich
Moscow[4]
Dubai
Abu Dhabi
Johannesburg[3]
Cape Town

## ASIA

Income: $A1,139m (18% of total)
Staff: 2,410


Beijing
Seoul
Tokyo
Shanghai
Taipei
Hsinchu
Hong Kong
Manila
Gurgaon
Bangkok
Mumbai
Kuala Lumpur
Singapore
Jakarta
Sunshine Coast
Brisbane
Gold Coast
Perth
Newcastle
Sydney
Adelaide
Melbourne
Canberra
Auckland
Wellington
Christchurch

## AMERICAS

Income: $A1,349m (21% of total)
Staff: 3,478


Calgary
Vancouver
Seattle
San Francisco
San Jose
Irvine
Los Angeles
Carlsbad
San Diego
Bloomfield Hills
Chicago
Denver
Toronto
Montreal
Boston
Hartford
New York
Atlanta
Philadelphia
Dallas
Austin
Houston
Jacksonville
Miami
Mexico
Riberao Preto
Sao Paulo
Buenos Aires

## AUSTRALIA

Income: $A3,098m (48% of total)
Staff: 7,296

1. Income for full year to 31 Mar 10; Income in each region excludes earnings on capital and other corporate items. 2. Staff numbers at 31 Mar 10. 3. Excludes staff in Macquarie First South joint venture. 4. Staff seconded to joint venture not included in official headcount (Moscow: Macquarie Renaissance, Savannah: Medallist).


MACQUARIE

# Macquarie well positioned as Asia Pacific's leading provider of broking and advisory services

## Asia 10 year operating income CAGR of 36%

- Our research coverage of over 1,200 Asia-Pacific stocks is one of the largest in the region
- A leading M&A adviser across the Asia-Pacific region
- One of the largest dedicated equities sales teams in the Asia-Pacific region
- A leading issuer of equity derivative products in the HK market. No.1 market share for listed warrants in Singapore and Korea and a top 3 position in HK
- Top 2 in Hong Kong IPOs since 2008[1]


Pre 2002:
Hong Kong, China, Singapore, Mumbai, Seoul and Tokyo offices opened
Matsui (Japan) JV established
2003:
Shinhan Bank (Korea) JV established
2004:
Acquisition of ING Asian cash equities business
2005:
Commenced operations in India; Thai Military Bank alliance
2006:
Woori Bank JV (Korea)
2007:
First foreign securities company to receive OTC derivatives licence in Korea
2008:
Macquarie Private Wealth established in Asia; Macquarie, SBI and IFC enter JV
2009:
Bank licence received in Korea, Everbright Limited JV in China
2010:
FICC expands services; MFG signs MoU with leading Chinese asset manager; BFS launches Global Franchise Service in India with Religare
Pre 2002
2003
2004
2005
2006
2007
2008
2009
2010

**Major transactions in Asia since 2007**

**2007:**

- Joint global coordinator, joint bookrunner and joint listing agent on Sunlight Real Estate Investment Trust's H share offering on the Hong Kong Stock Exchange

**2008:**

- Advised Kumho Asiana Group on its acquisition of a 60% stake in Korea Express (one of the largest M&A transactions ever completed in Korea at the time)
- Joint sponsor, joint global coordinator and joint bookrunner on China Railway Construction Corp's H share offering on the Hong Kong Stock Exchange

**2009:**

- Advised Lion Power consortium on its acquisition of Senoko Power
- Joint sponsor, joint global coordinator, joint lead manager and joint bookrunner on China South Locomotive & Rolling Stock Corp's Limited "A Share then H Share" IPO

**2010:**

- Advised US Waste Management on its first investment in China
- Joint global coordinator, joint lead manager and joint bookrunner on IPO of leading Chinese ceramic manufacturer, Joyou AG, on Frankfurt Stock Exchange
- Joint lead manager and joint bookrunner on China Minsheng Banking Corp's H share offering on the Hong Kong Stock Exchange

1. By transaction number. Source: Bloomberg, Dealogic


MACQUARIE

# Diversified income
## Operating income by source

### Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items

- Institutional and retail cash equities
- Equity derivatives
- Macquarie-managed funds (includes base and performance fees, M&A advisory and underwriting and asset sales)
- Securities funds management and administration
- Third party M&A and advisory income
- Asset and equity investments
- Commodities, resources and foreign exchange
- Lending, leasing and margin related income

**12 months to 31 Mar 09**
**$A7.2b**


20%
16%
6%
14%
8%
10%
13%
13%

**12 months to 31 Mar 10**
**$A7.0b**


22%
18%
8%
10%
9%
9%
8%
16%


MACQUARIE

# Evolution over the last three years

## Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items

- Institutional and retail cash equities
- Equity derivatives
- Macquarie-managed funds (includes base and performance fees, M&A advisory and underwriting and asset sales)
- Securities funds management and administration
- Third party M&A and advisory income
- Asset and equity investments
- Commodities, resources and foreign exchange
- Lending, leasing and margin related income

**12 months to 31 Mar 07**
**$A7.0b**


10%
15%
8%
10%
26%
12%
7%
12%

**12 months to 31 Mar 10**
**$A7.0b**


18%
22%
8%
16%
10%
9%
8%
9%


MACQUARIE

# Assets under management of $A326b

- Significant increase in AUM due to Delaware acquisition in Jan 10
  - Excluding Delaware[1], reported AUM decreased by $A68b mainly due to the listed fund initiatives and strengthening of the $A since Mar 09
- Pro-forma AUM includes impact of CMT/CMA transfer ($A10b at Mar 10)


350
300
250
200
150
100
50
0
$Ab
Banking and Financial Services[3]
Macquarie Funds Group
Real Estate
Macquarie Capital Funds
$A140b
$A197b
$A232b
$A243b
$A326b
$A316b[2]
2006
2007
2008
2009
2010
Mar 10 Proforma

1. Delaware Investments AUM at 31 Mar 10 was $A151b. 2. Mar 10 pro-forma AUM includes the impact of the proposed conversion of the CMT to the CMA. CMT AUM was $A10.0b at 31 Mar 10. 3. The Macquarie CMT, included in BFS AUM above is a BFS product that is managed by MFG.


MACQUARIE

# Strong funding and balance sheet position

- Retail deposits increased from $A13.4b at Mar 09 to $A15.5b at Mar 10
  - On 22 Apr 10 CMT unit holders approved the transfer of funds to CMA, effective 31 Jul 10 (CMT volume at 31 Mar 10 was $A9.5b[1])
- Removal of Government guarantee was anticipated and is not expected to impact funding position
  - No debt issued under the Government guarantee since Aug 09
- Capital of $A11.8b, $A4.0b in excess of the Group's minimum regulatory capital requirement
  - MBL Banking Group tier 1 capital ratio 11.5% (11.4% Mar 09)
- Proposed regulatory changes are likely to result in higher capital and tighter liquidity requirements for the banking sector. Macquarie continues to monitor regulatory and other market developments, and remains well capitalised and well funded

1. This represents CMT balance at 31 Mar 10 net of amount on deposit with MBL ($A0.5b)



MACQUARIE


# Funded balance sheet remains strong

## Macquarie Group Limited



30 September 2009
$Ab
90
80
70
60
50
40
30
20
10
0
6.0x excess
Other debt[2] maturing in the next 12 mths (8%)
Deposits (24%)
Debt maturing beyond 12 mths (44%)
Equity (16%)
Cash and liquid assets (37%)
Trading assets (13%)
Loan assets < 1 year (8%)
Loan assets > 1 year (27%)
Equity investments[3]
Funding sources
Funded assets




31 March 2010
$Ab
90
80
70
60
50
40
30
20
10
0
4.5x excess
Other debt[2] maturing in the next 12 mths (9%)
Deposits (26%)
Debt maturing beyond 12 mths (40%)
Equity (16%)
Cash and liquid assets (30%)
Trading assets (17%)
Loan assets < 1 year (10%)
Loan assets > 1 year (30%)
Equity investments[3] (7%)
Funding sources
Funded assets




$Ab
31 March 2010 Pro-forma[1]
Impact of CMT/CMA initiative
90
80
70
60
50
40
30
20
10
0
6.5x excess
Other debt[2] maturing in the next 12 mths (8%)
Deposits (34%)
Debt maturing beyond 12 mths (35%)
Loan capital
Equity (14%)
Hybrid
Cash and liquid assets (37%)
Trading assets (15%)
Loan assets < 1 year (9%)
Loan assets > 1 year (27%)
investments[3] (7%)
Debt investment securities
PPE
Funding sources
Funded assets


Note: These charts represent Macquarie Group Limited's funded balance sheets at the respective dates noted above. For details regarding reconciliation of the funded balance sheet to the Group's statutory balance sheet, refer to slide 62

1. Adjusted to reflect CMT volumes at 31 Mar 10. 2. Includes Structured Notes, Secured Funding, Bonds, Other Bank Loans maturing within the next 12 mths and Net Trade Creditors. 3. This represents the Group's co-investment in Macquarie-managed funds and equity investments


MACQUARIE

# Consistently strong capital base

- Well capitalised – surplus over Group's minimum regulatory capital requirement of $A4.0b
- Core equity represents 91% of the Group's capital base

$Ab
12
10
8
6
4
2
0
CPS
MIS
MIPS
Core equity
$A4.8b
$A7.2b
$A9.3b
$A10.2b
$A11.8b
2006
2007
2008
2009
2010
Pre-restructure: Tier 1 regulatory capital (Basel I)
Post-restructure: Eligible regulatory capital (Basel II)


MACQUARIE

# Group capital surplus of $A4.0b

- Group capital of $A11.8b at 31 Mar 10, a $A4.0b buffer of capital in excess of the Group's minimum regulatory capital requirements
- Strong Banking Group capital ratios - Tier 1: 11.5%; Total Capital: 13.3%

$Ab

6.0
5.0
4.0
3.0
2.0
1.0
0.0

Option exercises, MEREP

Capital raisings

3.1
1.2
0.2
0.5
(0.3)
(0.4)
0.4
(0.7)
4.0

FY earnings net of dividend accrual and regulatory adjustments

MIPS redemption

CAF lending, FICC growth

Reduced equity risk due to asset sales (e.g. Puget, MCIG), FX impacts and impairments

Delaware, FPK, Blackmont Capital, Ford portfolio

Mar-09
Capital raisings & reserve movements
Retained earnings, dividends, DRP
Eligible hybrid equity
Banking Group capital requirements
Non-Banking Group capital requirements
Acquisitions
Mar-10


MACQUARIE

# Equity investments of $A5.6b

| Category[1] | Carrying value Mar-10 $Am | Carrying value Mar-09 $Am | Description |
|---|---|---|---|
| Debt investment entities | 225 | 284 | Largely relates to holding in Diversified CMBS Investments Inc. Underlying investments are commercial mortgage-backed securities that are highly rated |
| Energy and resources | 289 | 533 | Over 100 separate investments |
| Finance, investment, funds management and exchanges[2] | 748 | 910 | Significant investments include Macquarie AirFinance (GATX), J-Rep and MGPA. Investments in exchange seats including ASX, Korea, Tokyo, Chicago |
| Real Estate | 547 | 941 | Represents property and JV investments/loans. Includes investments in Spirit Finance, Medallist and Goodman Group |
| Telecos, internet, media and entertainment | 271 | 662 | Includes investments in Macquarie Zhaophin Holdings and Southern Cross Media Group Limited |
| Transport, industrial and infrastructure | 2,242 | 2,295 | Includes investments in Miclyn Express Offshore, BrisConnections, and Macquarie Airports |
| Macquarie Capital managed funds | 787 | 1,178 | Diversified Utility & Energy Trust, Macquarie Atlas Roads Limited, Macquarie DDR Trust, Macquarie Infrastructure Company, Macquarie International Infrastructure Company, Macquarie Korea Infrastructure Fund, MAIP, MIP funds, MEIF funds |
| Other Macquarie managed funds | 388 | 359 | Includes investments that hedge DPS plan liabilities – no exposure to MQG, and MFG |
| Held for sale | 118 | 209 | Investments classified as HFS when it's highly probable that the asset will be sold in the subsequent 12 mths |
| | **5,615** | **7,371** | |

1. The categories of equity investments above have been restated to reflect listed fund initiatives during the year ended 31 Mar 10. The equity investment in these funds are now shown in their respective industry categories.


MACQUARIE

# Loan asset portfolio quality

| Loan category | Net carrying value Mar 10 $Ab | Provisions coverage Mar 10 %[1] | Net carrying value Mar 09 $Ab | Provisions coverage Mar 09 %[1] | |
|---|---|---|---|---|---|
| Mortgages | | | | | Secured by residential mortgages and supported by mortgage insurance<br>▪ Aust: arrears[2] = 1.0%, most loans are fully mortgage insured<br>▪ US: arrears[2] = 5.1%, majority of loans where LVR > 80% are mortgage insured<br>▪ Canada: most loans are fully insured with underlying government support |
| - Australia | 2.2 | 0.7% | 1.9 | 0.4% | |
| - US | 0.9 | 1.9% | 1.3 | 1.8% | |
| - Canada | 6.7 | - | 4.0 | <0.1% | |
| Structured investments | 4.0 | 1.1% | 5.2 | 0.6% | Retail loans to invest in various investment funds. Secured by investments with value protected by capital guarantees at maturity. Underlying assets primarily include direct and indirect equities & cash |
| Banking | 3.6 | 1.1% | 3.3 | 0.8% | Secured relationship managed loan portfolio of $A3.2b to professional & financial services firms, real estate industry clients, insurance premium funding and other small business clients. Secured largely by real estate, working capital and business cash flows and credit insurance; Other consumer lending of $A0.4b including credit cards |
| Real estate | 0.6 | 16.7% | 1.4 | 12.1% | Loans secured against real estate, subject to regular independent valuations. Large impairment provisions |
| Resources and commodities | 1.7 | 8.7% | 1.5 | 12.8% | Diversified loan portfolio primarily to resources sector that are secured by the underlying assets. Secured by gold, base metals and oil resources and supported by price hedging |
| CAF leasing | 3.7 | 1.3% | 3.7 | 1.7% | Secured by underlying leased assets (motor vehicles and specialised equipment), diversified portfolio by geography and security asset class |
| CAF lending[3] | 5.1 | 1.4% | 1.4 | 1.1% | Diversified secured corporate lending, subject to regular recoverability review. Secured by diverse range of corporate assets and other securities. |
| Other lending | 1.0 | 3.0% | 1.6 | 3.1% | Includes:<br>▪ aircraft operating lease portfolio to single counterparty with average aircraft life <3 years, all aircraft residual values insured.<br>▪ amounts on deposit with financial institutions as collateral for trading positions.<br>▪ other secured lending, subject to regular recoverability review. Secured by diverse range of corporate assets and other securities. |
| Total loan assets[4] | 29.5 | | 25.3 | | |

1. Coverage % based on total collective and specific provisions divided by gross loan value at 31 Mar 10. 2. Arrears based on 90+ days past due at 31 Mar 10 across all mortgage portfolios. 3. Excludes assets recorded as Debt Investment Securities. 4. Per the funded balance sheet, including loan assets held at amortised cost, loan assets held at fair value through P&L and operating lease assets held as other assets.


MACQUARIE

# 3 Recent Initiatives from FY10 results

**Macquarie Group Limited**
UBS Australian Financial Services Conference 2010
24 June 2010


MACQUARIE

# Recent initiatives from FY10 results

## Macquarie Securities

- A global specialist offering unique insights into energy, resources, commodities, infrastructure, real estate, quant and FIG sectors driven by deep knowledge of the Asia Pacific region
- Currently 8th largest broker based on global stock coverage – Over 2,700 stocks covered globally
- Maintained No.1 market share in Australia and growing in other regions. Leading warrants market share Asia Pacific: Korea and Singapore (No.1), Hong Kong (No.3) and Australia (No.1) for FY10

**Acquisitions:**

- Tristone:
  - Fully integrated into MSG
  - 36 sales, research and trading professionals in London, Denver and Calgary
- FPK:
  - Fully integrated into MSG
  - Over 110 staff in New York, Hartford, Boston, Chicago and London
  - Added FIG sector expertise in North America and Europe to complement Macquarie's well established FIG position in the Asia-Pacific region
  - Brought FIG research to approximately 765 stocks globally

**Organic growth:**

- 52 selective director level hires globally since FY09, majority of which are in the Cash Division

**Acquisitions:**

- Sal Oppenheim – Equity Trading and Derivatives
  - More than 90 staff based in Germany and Switzerland
  - Complements existing Asian derivatives operation and adds a wider set of products to its growing European business
- Sal Oppenheim – Cash:
  - Cash equities business comprising equities research, sales and trading and execution functions focused on continental Europe
  - 50 new staff based in Germany, France and Switzerland
  - Broadens existing pan-European reach with the business being particularly strong in Germany

## Macquarie Capital

- Integrated global M&A, DCM, ECM and principal investing platform specialising in Infrastructure, FIG, Real Estate, Industrials, TMET and Resources
- The leading Asia-Pacific ECM house, plus rapidly expanding advisory and ECM capabilities across Canada, the US, the UK, Germany and South Africa (MacCap completed a number of IPOs in all these regions during FY10)
- Leading alternative asset funds manager with $A96b of Assets Under Management across 100 businesses[1]

**Acquisitions:**

- Tristone:
  - Acquisition closed Aug 09, now called "Macquarie Tristone". Integration complete
  - 43 new financings over $C4.4b for Canadian, American and European based oil and gas companies, where Macquarie acted as lead or co-lead in almost 30% of transactions
  - Closed 17 M&A transactions worth $C6.3b
  - Macquarie ranked No.3 globally in FY10 by oil and gas M&A deal count (including undisclosed and private deals)[2]
- Fox-Pitt Kelton Cochran Caronia Waller (FPK):
  - Acquisition closed 30 Nov 09. Integration now complete
  - Participated in 12 new financings/raising over $US44b for US and European financial institutions
  - US and Europe closed 11 FIG Advisory transactions worth $US1.3b
  - Macquarie/FPK US is currently mandated on 26 advisory engagements with aggregate estimated transaction size of approximately $US3.2b
  - Macquarie/FPK UK has been awarded a syndicate position on the landmark Prudential rights offering, in support of its acquisition of AIA from AIG

**Organic growth:**

- New offices: Buenos Aires, Mexico City and Moscow
- New senior hires: 40+ new director-level hires during FY10[3]
- New products: established DCM business in the US, taking part in $US3b of book-runs and $US3b of co-manager deals in four mths

1. As at 31 Mar 10. 2. Bloomberg. 3. In addition to the director-level appointments associated with the acquisitions of Tristone and FPK.


MACQUARIE

# Recent initiatives from FY10 results

## Fixed Income, Currencies & Commodities

- Specialist in global commodity markets offering tailored price risk management solutions to significant commodity producers and consumers
- Top 5 physical gas marketer and highest ranked finance house in North America and participant in US physical power giving Macquarie and its clients important insights to energy market dynamics
- Leading arranger and placement agent in Australian primary debt markets and increasing participant in the US corporate debt markets offering clients valuable fundamental research, quality trade execution and outstanding trading opportunities

**Organic growth:**

- Energy Markets:
  - Energy Markets Division outperformed expectations in FY10 and focussed on consolidating its North American gas and power franchise – Macquarie Energy
- Asian expansion:
  - Selective Asian growth initiatives with a Korean branch licence granted in 2H10 and the establishment of a Singapore-based physical oil trading capability
- Credit Trading:
  - Finalisation of the US build-out of the Credit Trading business and a focus on opportunities in Europe
- Emerging Markets:
  - Building upon the Miami based, Latam facing operation
  - Continued its growth in NY and began expansion into Europe
- Physical shipping:
  - Shipping of coal, LNG, oil
  - Freight – wet and bulk freight trading services
- Fixed Income and Currencies:
  - Expansion in NY, London and Asia

## Macquarie Funds Group

- Strong, established fund management franchise, particularly in Australia and the US, with over $A200b in Assets under Management
- Strength and discipline of an institutional manager with the responsiveness and innovation of a boutique

**Acquisitions:**

- Delaware Investments:
  - Running ahead of expectations
  - Approx $A151b in AUM (as at 31 Mar 10)
  - Now branded "Delaware Investments, a member of Macquarie Group"
  - 20 staff from MFG now located in Philadelphia
  - Sales team combined in the US under Delaware Head of Distribution
  - Ability to offer Macquarie product into US distribution platform across a variety of asset classes including infrastructure securities, REITs and commodities
  - Systems upgrade and integration project underway

**Organic growth:**

- Selectively recruited 6 director level hires as part of organic expansion, particularly in the fundamental team within Listed Equities and the fund derivative capability in the US


MACQUARIE

# Recent initiatives from FY10 results

## Corporate and Asset Finance

- Strong technical expertise to provide finance and asset management solutions to over 200,000 clients
- Over $A13.6b of assets, including corporate debt and leased autos, IT&T, manufacturing, infrastructure/energy, rail and aviation engines
- Leading Australian independent motor vehicle financier

**Acquisitions:**

- Aviation Leasing
  - Agreed to acquire a portfolio of 47 modern aircraft from International Lease Finance Corp for approx. $US1.7b
  - Aircraft on lease to 35 airlines in 27 countries
  - Leverages Macquarie's existing expertise in the aviation leasing sector
  - Completion to occur over remainder of calendar 2010
- IT Leasing
  - Acquisition of Technology Services Division of RTS and management of RTS's approx. $US500m lease portfolio
  - Adds technology services capability to existing US equipment finance business and expands client base to over 2,400 companies in North America
  - Completion date: Feb 10
- Motor Vehicle Leasing
  - $A1.0b auto finance portfolios acquired as Ford Credit exits the Australian market
  - Ford portfolio performance exceeding pre-acquisition projections
  - Further expansion of existing domestic leasing businesses to provide finance to Australian SMEs

**Organic growth:**

- 6 director level appointments with expertise in leasing, lending, credit, legal and M&A

## Banking and Financial Services

- Premium advice, service and products to Australian retail investors through Australia's No.1 Full Service Retail Stockbroker, market leading platforms, supported by the largest cash hub in the country, and seeks to replicate this model in its international businesses in North America, Asia, and the UK
- Macquarie Wrap Solutions is one of Australia's leading platforms

**Acquisitions:**

- Macquarie Private Wealth (Canada) (formerly Blackmont Capital)
  - Separation from former parent company CI completed and integration well advanced
  - Total assets under management: $C8.25b, up 5% from acquisition
  - Total number of advisers 144 with 13 additional adviser recruits since completion
  - Cross referral activities underway: e.g. opportunities for MPW advisors to bring corporate advisory clients and private placements to Macquarie Capital
  - Expansion of research coverage from 100 stocks to approx 450 across Canada and the US
  - Continued growth in revenue expected for both Macquarie Capital and BFS

**Organic growth:**

- Selectively recruited 33 director level hires as part of the group's expansion into the UK and Asian financial services markets and also in specialist areas including insurance and Service and Operations in the Australasian market


MACQUARIE

# 4 Outlook update

**Macquarie Group Limited**
UBS Australian Financial Services Conference 2010
24 June 2010


MACQUARIE

# Outlook update

- Market conditions increasingly uncertain making short-term forecasting difficult
- These market conditions are adversely impacting some business activity levels
- Too early to evaluate implications for full year FY11 results


MACQUARIE

# Medium-term outlook

- Over the medium-term we continue to be well placed due to:
  - Global depth and reach of our businesses
  - Diversification of business mix
  - Strong committed team with interests aligned to shareholders
  - Strong balance sheet, capital and funding
  - Effective risk management

- Subject to economic activity continuing to increase across major markets, we expect:
  - Continued growth in revenue and earnings across most businesses over time
  - Continued growth in our global businesses driven by expanding our strong client franchise


MACQUARIE

# Macquarie Group Limited

## UBS Australian Financial Services Conference 2010

Sydney, 24 June 2010

**Greg Ward**, Chief Financial Officer